March 17, 2011

VIA EDGAR

Mr. Robert F. Telewicz Jr.
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Altegris QIM Futures Fund, L.P. (File No. 000-53815) Form 8-K

Dear Mr. Telewicz:

In connection with your letter of February 3, 2011 and the Form 8-K noted above, Altegris QIM Futures Fund, L.P. (the "Registrant") acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Altegris QIM Futures Fund, L.P.

By:	Altegris Portfolio Management, Inc., (dba Altegris Funds)

Altegris Funds / 1200 Prospect Street, Suite 400, La Jolla, California 92037 / 888.351.8485